Exhibit 21.1

Subsidiaries of the Registrant

The Registrant has the following subsidiaries, which except as indicated, do business under their legal names:

NAME	PLACE OF INCORPORATION/ORGANIZATION
Ambulatory Infusion Therapy Specialist, Inc.	Texas
Dallas Nevada, Inc.	Nevada
DeAn Joint Venture	China
Doctors Practice Management, Inc.	Texas
DPM II, Inc.	Texas
Pasadena Nevada, Inc.	Nevada
Surgery Specialty Hospitals of America, Inc.	Nevada
Vista Community Medical Center, LLP d/b/a Surgery Specialty Hospitals of America – Southeast Houston Campus (formerly Vista Medical Center Hospital)	Texas
Vista Dallas, LLC	Texas
Vista Healthcare, Inc.	Texas
Vista Holdings, LLC	Louisiana
Vista Hospital of Baton Rouge, LLC d/b/a Vista Surgical Hospital of Baton Rouge	Louisiana
Vista Hospital of Dallas, LLP d/b/a Vista Hospital of Dallas	Texas
Vista Land and Equipment, LLC	Texas
Vista Medical Management, LLC	Louisiana